UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Immediate Report regarding End of Tenure of Directors Mr. Yair Orgler and Mr. Victor Medina.

Item 1

September 3, 2015

End of Tenure of Directors Mr. Yair Orgler and Mr. Victor Medina

The Company hereby wishes to report that the tenures of Mr. Yair Orgler and of Mr. Victor Medina as members of the Company's Board of Directors will expire on September 4, 2015. Mr. Orgler and Mr. Medina served as members of the Company's Board since September 5, 2006.

The Board of Directors wishes to thanks Mr. Orgler and Mr. Medina for their long standing contribution to the Company and to its achievements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: September 3, 2015